UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 14, 2012

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

One Technology Park Drive	
Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 4.01 Changes in Registrant's Certifying Accountant.

On August 14, 2012, the Audit Committee of the Board of Directors of Kadant Inc. (the "Company") appointed KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for the fiscal year ended December 29, 2012, subject to completion of KPMG's customary client acceptance procedures. The decision to change auditors was the result of a request for proposal process in which the Company evaluated the credentials of several firms, including Ernst & Young LLP ("E&Y").

On August 14, 2012, the Audit Committee also dismissed E&Y as the Company's independent registered public accounting firm.

The audit reports of E&Y on the Company's consolidated financial statements as of and for the fiscal years ended January 1, 2011 and December 31, 2011 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended January 1, 2011 and December 31, 2011 and the subsequent interim period through August 14, 2012, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreements in its audit reports on the Company's consolidated financial statements for such years.

During the fiscal years ended January 1, 2011 and December 31, 2011 and the subsequent interim period through August 14, 2012, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided E&Y with a copy of the above disclosures and has requested that E&Y furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of E&Y's letter dated August 17, 2012 is attached as Exhibit 16.1 to this report.

During the fiscal years ended January 1, 2011 and December 31, 2011 and the subsequent interim period through August 14, 2012, neither the Company nor anyone on its behalf has consulted with KPMG with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

Item 9.01 Financial Statements and Exhibits.

(c) Exhibit

Exhibit
 No   Description of Exhibit

16.1   Letter from Ernst & Young LLP, dated August 17, 2012

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: August 17, 2012

By /s/ Thomas M. O'Brien
Thomas M. O'Brien
Executive Vice President and
Chief Financial Officer

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